Ballard Power Systems Inc.

News Release

Ballard Power Systems
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Power Systems Reports 2006 Financial Results

For Immediate Release – February 21, 2007

Vancouver, Canada: Ballard Power Systems today reported its financial results and operating highlights for the fourth quarter and year ending December 31, 2006. All amounts are in U.S. dollars, unless otherwise stated.

“In the fourth quarter we saw product and service revenues increase 24%, a result of increased shipments of fuel cell products. Operating cash consumption for the quarter was on track, bringing full-year cash consumption in at the low end of our guidance,” said John Sheridan, Ballard’s President and Chief Executive Officer. “With cash reserves of $187 million, we have sufficient cash reserves to meet our planned growth and development activities into 2010.”

2006 Q4 financial highlights:

•	Revenues from continuing operations of $16.5 million, a 10% increase over $15.0 million for the same period in 2005

•	Product and service revenues from continuing operations of $11.7 million increased $2.3 million (24%) year over prior year quarter due to increased shipments of automotive and materials handling fuel cell products, and increased service revenues

•	Engineering development revenue from continuing operations of $4.8 million decreased $0.7 million (13%) from the prior year period due to the timing of development program milestones

•	Excluding special one-time items, normalized net loss[1] was $14.1 million ($0.12 per share), an increase of 8% over $13.1 million ($0.12 per share) for the same period in 2005, primarily due to foreign exchange and lower margins, partially offset by reduced operating expenses

Note: The results of Ballard’s electric drive operations have been reported as discontinued operations in the financial statements. Ballard’s prior years’ financial results have been restated accordingly.

2006 Q4 operating highlights:

Product Shipments
Residential cogeneration market: Ballard shipped 105 Mark1030 fuel cell products in the quarter, bringing full year shipments to 315 units. Ballard’s order backlog for this product stands at 65 units at the end of 2006. As a result, Ballard beat its target of shipping or booking orders for 280 Mark1030 fuel cell products in 2006.

Materials handling market: Ballard shipped 47 Mark9 SSL™ fuel cell products in the quarter, bringing full year shipments to 147 units. In the quarter, Ballard signed a two-year supply agreement with General Hydrogen for 2,900 units, which it will ship in 2007 and 2008. As a result, Ballard beat its target of shipping or booking orders for 300 Mark9 SSL™ fuel cell products in 2006.

Product and Technology Development
In the quarter, Ballard advanced development of both its Mark 1100 automotive fuel cell and its Mark 1030 V3 residential cogeneration fuel cell products. The company met its 2006 target of delivering prototypes of both products for customer testing and integration activities.
Sale of Electric Drive Operations
On December 20, 2006, Ballard announced an agreement to sell its Dearborn, Michigan-based electric drive operations to Siemens VDO Automotive Corporation. These operations are not core to Ballard’s fuel cell stack business, and this technology application has limited revenue potential and high cash requirements. The sale will generate net proceeds of approximately $4 million, before purchase price adjustments. As a result of the transaction, Ballard will incur an estimated net loss (primarily a write-down of goodwill) of $108 million. This has been recorded as an estimated net loss of $111 million in 2006 and an offsetting estimated net gain of $3 million in 2007, as a result of pension and post-retirement health benefit plan curtailments. The results of Ballard’s electric drive operations have been reported as discontinued operations in the financial statements. The transaction closed on February 15, 2007.

2006 Financial Results

Ballard’s revenues from continuing operations in the fourth quarter and fiscal year ended December 31, 2006 were $16.5 million and $49.8 million respectively, compared to $15.0 million and $42.2 million for the same periods in 2005. Product and service revenues for the fourth quarter of 2006 were $11.7 million, an increase of $2.3 million, or 24%, from the fourth quarter of 2005, driven by increased automotive and materials handling product revenues and automotive service revenues. Engineering development revenue for the fourth quarter of 2006 was $4.8 million, a decrease of $0.7 million, or 13%, from the same period in 2005, due to timing of development program milestones.

For the year ended December 31, 2006, annual engineering development revenue increased $5.2 million to $13.3 million, or 63%, and product and service revenue increased $2.4 million to $36.5 million, or 7%, compared to the same period last year. The year over year increase in engineering development revenue related to the increase in activity in 2006 in Ballard’s automotive and residential cogeneration fuel cell development programs and resulted from work performed and achievement of the milestones under these development programs. Product and service revenue increased in 2006 compared to 2005 mainly due to an increase in service revenue of $5.2 million driven by contracts to provide field service for fuel cell powered buses in Europe, China and Australia. Offsetting the increase in service revenue was a $2.8 million overall decline in product revenue, mainly as a result of the 2005 sale of Ballard Power Systems AG (“BPSAG”), which contributed $6.1 million of automotive systems product revenue during the same period in 2005. Removing the impact of the sale of BPSAG, 2006 annual product revenues improved by $3.4 million, or 16.4%, over 2005, mainly as a result of increased shipments of fuel cells to automotive, materials handling and residential cogeneration customers.

Revenue generated by both continuing and discontinued operations totaled $62.0 million for 2006, an increase of $8.3 million, or 15%, from $53.7 million in 2005.

Net loss for the fourth quarter of 2006 was $128.7 million ($1.13 per share), compared to $16.1 million ($0.14 per share) for the fourth quarter of 2005, primarily due to a $111 million write-down of goodwill and capital assets resulting from the agreement to sell Ballard’s electric drive operations. Net loss for the year ended December 31, 2006 was $181.1 million ($1.60 per share), compared to $87.0 million ($0.73 per share) in 2005. The loss for the full year of 2006 includes the write-down discussed above for a total loss from discontinued operations of $124.1 million, compared to a loss from discontinued operations of $24.0 million for 2005. In addition, the annual net loss for 2005 was positively impacted by an $18.3 million gain relating to the sale of BPSAG.

Normalized Net Loss[1]	Three months ended December 31		Year ended December 31
	2006	2005	2006	2005
Reported net loss	$(128,748)	$(16,146)	$(181,137)	$(86,983)
Gain on sale of assets	—	(513)	—	(18,294)
Loss from discontinued operations	114,623	3,522	124,143	23,993

Normalized net loss	$(14,125)	$(13,137)	$(56,994)	$(81,284)

Normalized net loss per share	$(0.12)	$(0.12)	$(0.50)	$(0.68)

Adjusting for items that are unusual in nature, the normalized net loss1 for the quarter and year ended December 31, 2006 was $14.1 million, ($0.12 per share) and $57.0 million ($0.50 per share) respectively, compared to $13.1 million ($0.12 per share) and $81.3 million ($0.68 per share) for the same periods in 2005. The quarterly normalized net loss for 2006 increased over 2005 due to higher foreign exchange losses and lower gross margins, partly offset by lower operating expenses and lower depreciation and amortization. The normalized net loss for the year ended 2006 decreased from 2005 due to improvements in product and service margins, increased engineering development revenues, and declines in operating expenses and depreciation and amortization.

Operating cash consumption2 for the quarter and year ended December 31, 2006 was $20.6 million and $51.4 million respectively, compared to $5.8 million and $83.3 million for the same periods in 2005.
Fourth quarter year over year operating cash consumption increased as expected, driven by increased working capital requirements, slightly higher capital expenditures and higher research and development costs. Annually, higher product and service margins and engineering development revenues, reduced operating expenses and lower working capital requirements were partially offset by higher outflows for capital additions over the prior year.

Ballard’s cash, cash equivalents and short-term investments at December 31, 2006 totaled $187.1 million compared to $233.0 million for the same date in 2005.

For a more detailed discussion of Ballard’s 2006 fourth quarter and full year financial results, please see the company’s financial statements and Management’s Discussion & Analysis, which are available at www.ballard.com, www.sedar.com and www.sec.gov/edgar.shtml.

Selected Consolidated Financial Information

(expressed in thousands of U.S. dollars except for per share amount and number of shares)

	Three months ended December 31		Year ended December 31
	2006	2005	2006	2005
	—	RESTATED	—	RESTATED

Revenues:
Product and service revenue	$11,679	$9,415	$36,535	$34,117
Engineering development revenue	4,791	5,538	13,288	8,131

Total revenues	16,470	14,953	49,823	42,248

Cost of revenues and expenses:
Cost of product and service revenues	9,056	5,581	21,206	25,948
Research and product development	12,775	12,979	52,274	64,891
General and administrative	3,547	3,994	13,262	15,461
Marketing and business development	1,706	1,534	7,226	6,241
Depreciation and amortization	3,397	4,416	16,391	18,033

Total cost of revenues and expenses	30,481	28,504	110,359	130,574

Loss before undernoted	(14,011)	(13,551)	(60,536)	(88,326)
Investment and other income	964	2,181	9,932	11,223
Gain (loss) on disposal and write-down of long-lived assets	(79)	78	(778)	(238)
Gain on sale of assets	—	513	—	18,294
Equity in loss of associated companies	(1,031)	(1,780)	(7,029)	(3,738)

Loss before income taxes	(14,157)	(12,559)	(58,411)	(62,785)
Income taxes (recovery)	(32)	65	(1,417)	205

Loss from continuing operations	(14,125)	(12,624)	(56,994)	(62,990)
Loss from discontinued operations	(114,623)	(3,522)	(124,143)	(23,993)

Net loss for period	$(128,748)	$(16,146)	$(181,137)	$(86,983)

Basic loss per share – continuing operations	$(0.12)	$(0.11)	$(0.50)	$(0.53)
Basic loss per share – discontinued operations	$(1.01)	$(0.03)	$(1.10)	$(0.20)

Basic loss per share	$(1.13)	$(0.14)	$(1.60)	$(0.73)

Weighted average number of common shares outstanding	114,212,575	112,725,393	113,390,728	119,701,260

Cash used by operations	$17,048	$2,618	$42,670	$76,729
Capital expenditures	3,544	3,159	8,735	6,613

Operating cash consumption[2]	$20,592	$5,777	$51,405	$83,342

			December 31,	December 31,
			2006	2005

Total cash, cash equivalents and short term investments			$187,072	$233,033

Ballard has filed its financial statements and MD&A with the appropriate Canadian and U.S. securities regulators. These documents are available at www.sedar.com and www.sec.gov/edgar.shtml. They are also available on Ballard’s website at www.ballard.com.

Conference Call Details
Ballard will hold a conference call at 8:00 a.m. PST (11:00 a.m. EST) Thursday, February 22, 2007 to discuss details regarding the company’s 2006 fourth quarter and full year performance. Access to the call may be obtained by calling the operator at 604.638.5340 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 604.638.6010. The confirmation number to access the playback is 2369#. The audio web cast and PowerPoint presentation can be accessed on Ballard’s web site at www.ballard.com/be_an_investor/confcalls_webcasts and will be archived for replay for two weeks.

About Ballard Power Systems
Ballard Power Systems is recognized as a world leader in the design, development, manufacture and sale of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the WorldP®P, visit TUwww.ballard.comUT.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand.  These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements.  For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

Note 1
Normalized net loss is a non-GAAP measure used to assist in assessing Ballard’s financial performance. Non-GAAP measures do not have any standard meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Normalized net loss measures Ballard’s net loss after excluding items that are unusual in nature or do not reflect the normal operating activity of the business.

Note 2
Operating cash consumption is a non-GAAP measure used to assist in assessing Ballard’s financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Operating cash consumption measures the amount of cash required to fund the operating activities of Ballard’s business and excludes financing and investing activities except for additions to property, plant and equipment.

For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young or Michelle Cormack at 604-454-0900. Ballard and the Ballard logo are registered trademarks of Ballard Power Systems Inc.